Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Companies:
NYSE Euronext (Commission File No. 001-33392)
IntercontinentalExchange, Inc. (Commission File No. 001-32671)

ICE Plans to Align Trading Hours of London, N.Y. Softs Contracts – Dow Jones
By Alexandra Wexler
22 Mar 2013 16:29 EDT

--Low trading volume in early hours is impetus for aligning, shortening softs trading hours
--ICE plans to keep both the New York and London cocoa contracts
--Paris-listed commodities could be spun off in potential Euronext IPO

SAN FRANCISCO--IntercontinentalExchange Inc. (ICE) plans to shorten and align trading hours of the London and New York softs contracts once its purchase of NYSE Euronext (NYX) is complete.

“We’ll work with the committees across the London markets and U.S. markets to come up with the right hours and shorten them,” said Ben Jackson, president and chief operating officer of ICE Futures U.S. at a coffee-industry conference in San Francisco on Friday.

ICE will create “product committees” for the London white sugar, robusta coffee and cocoa contracts, which will consult with the product committees already in place for the New York softs contracts, Mr. Jackson said.

“We think it’s time that we shorten the trading hours,” he said on the sidelines of the conference, citing a lack of participation from China and other Asian markets during the early trading hours. “It’s taking longer for the Chinese markets to open up than we originally anticipated. While we’re seeing increased participation from people in Asia, when they’re participating is the normal London hours.”

The two cocoa contracts in London and New York are “completely non-competitive,” because of their respective structures, and the exchange operator plans to keep them both, he said. The Liffe cocoa contract is deliverable only in Europe, while the New York ICE cocoa contract is deliverable only in the U.S.

“A global chocolate company [will] utilize both” cocoa contracts, Mr. Jackson said. But “if you’re a producer in Brazil, you would use a contract that you could deliver against,” which is the New York contract. And, “if you’re a European-specific chocolate company, you’re only going to use the Liffe contract,” he said.

The committee for the London cocoa contract will also be tasked with determining the currency that the contract will be traded in. The currency that the London contract is traded in could switch to the euro from the pound, Mr. Jackson said.

ICE is seeking comment from commercial users and trade houses “as to what is the right thing to do” in regards to the currency for the London cocoa contract, Mr. Jackson said. Commercials and trade houses have been pretty consistent in their input, that they would like to see the contract in euros, he said.

ICE also plans to clear the soft commodities traded in London through ICE Clear Europe by the middle of 2013. Mr. Jackson said that operationally, there will be “no change” for traders of the London contracts.

Mr. Jackson said fees for screen trades will be no greater than the current ones for the ICE Brent, West Texas Intermediate and gasoil contracts, for five years. The screen-trade fees for those contracts are currently 82 cents, and fees for some other trades will be slightly less than current levels for the softs, Mr. Jackson said.

ICE also plans to spin off the NYSE Liffe commodity contracts listed in Paris, including rapeseed and milling-wheat futures, in a potential initial public offering of the Euronext business, Mr. Jackson said.

ICE expects European antitrust regulatory approval of its NYSE Euronext purchase early in the third quarter, Mr. Jackson said.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE Group, ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE Group, ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to adopt the merger agreement or approve related proposals; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations.  In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE Group with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 26, 2013. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE Group undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE Group has filed with the SEC a registration statement on Form S−4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext by ICE. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.